Exhibit 99.1

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

BELLUS Health to Participate in Multiple Upcoming Investor Conferences

LAVAL, Quebec – April 25, 2022 – BELLUS Health Inc. (Nasdaq:BLU; TSX:BLU) (“BELLUS Health” or the “Company”), a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of refractory chronic cough (“RCC”) and other cough hypersensitivity indications, today announced that the Company’s management team will participate in multiple upcoming investor conferences.

Presentation Details:

Event: 2022 Bloom Burton & Co. Healthcare Investor Conference
Date/Time: Monday, May 2nd, 2022 at 10:30 a.m. ET
Format: In person corporate presentation
Location: Toronto, Canada

Event: I&I Event hosted by LifeSci Capital
Date/Time: Tuesday, May 10th, 2022 at 2:30 p.m. ET
Format: Virtual fireside chat

Event: RBC Capital Markets Global Healthcare Conference
Date/Time: Wednesday, May 18th, 2022 at 2:35 p.m. ET
Format: In person fireside chat
Location: New York, NY

Event: H.C. Wainwright Global Investment Conference
Date/Time: Wednesday, May 25th, 2022 at 12:30 p.m. ET
Format: In person corporate presentation
Location: Miami Beach, FL

Webcasts from the presentations may be accessed on the Events & Presentations page under the Investors & Media section of BELLUS Health’s website at www.bellushealth.com. Following the events, archived webcasts will be available on the Company’s website.

About BELLUS Health (www.bellushealth.com)
BELLUS Health is a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of RCC and other cough hypersensitivity indications. The Company's product candidate, BLU-5937, has successfully completed a Phase 2b trial in RCC. BELLUS is planning a Phase 3 program, which is expected to begin in the second half of 2022.

Chronic cough is a cough lasting longer than eight weeks and when the cause of chronic cough cannot be identified or the cough persists despite treatment of all identified associated causes, the condition is referred to as RCC. It is estimated that there are approximately 9 million patients in the United States suffering from RCC. RCC is associated with significant adverse physical, social, and psychosocial effects on health and quality of life. Currently, there is no specific therapy approved for RCC and treatment options are limited.

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

The Company is exploring the potential use of BLU-5937 in other patient populations experiencing cough hypersensitivity as well as other P2X3-related hypersensitization conditions.

FOR MORE INFORMATION, PLEASE CONTACT:
Ramzi Benamar
Chief Financial Officer
rbenamar@bellushealth.com

Media:
Julia Deutsch
Solebury Trout
jdeutsch@soleburytrout.com

Source: BELLUS Health Inc.